Exhibit 4.20

[English Summary]

Share Subscription Agreement

Between

China Mobile Group Guangdong Company Limited

and

Shanghai Pudong Development Bank Co., Ltd.

The Share Subscription Agreement is entered into between China Mobile Group Guangdong Company Limited (“Guangdong Mobile”) and Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”) on March 10, 2010.

SUBSCRIPTION SHARES

Pursuant to the Share Subscription Agreement, Guangdong Mobile conditionally agrees to subscribe for and SPD Bank conditionally agrees to issue 2,207,511,410 A Shares of SPD Bank (the “Subscription Shares”), representing 20% of the issued share capital of SPD Bank as enlarged by the issue of the Subscription Shares (the “Subscription”).

In the event that there is any distribution of interests, capitalization issue or rights issue by SPD Bank before Completion, the total number of Subscription Shares shall be adjusted accordingly so that the total number of Subscription Shares shall represent 20% of the issued share capital of SPD Bank as enlarged by the issue of the Subscription Shares and the distribution, capitalization issue or rights issue.

CONSIDERATION

The consideration payable by Guangdong Mobile to SPD Bank per Subscription Share under this Agreement is RMB18.03, and the total consideration for the Subscription is RMB39,801,430,722.30. Such consideration will be satisfied by Guangdong Mobile in cash upon Completion. Guangdong Mobile will settle the consideration using its internal resources.

In the event that there is any distribution, capitalization issue or rights issue by SPD Bank before Completion, the subscription price per Subscription Share shall be adjusted accordingly in accordance with the relevant rules of the Shanghai Stock Exchange on an ex-right or ex-dividend basis (as the case may be). The total consideration shall also be adjusted in accordance with the adjustment in the subscription price per Subscription Share or the total number of Subscription Shares.

CONDITIONS PRECEDENT

Completion of the Subscription is conditional upon the fulfillment (or waiver, to the extent permissible under laws) of the following conditions:

(i)	all necessary approvals from government and relevant regulatory authorities (including but not limited to the China Banking Regulatory Commission, the China Securities Regulatory Commission and the State-owned Assets Supervision and Administration Commission of the State Council) in respect of the Subscription having been obtained and such approvals remaining valid as at the date of Completion;

(ii)	the shareholders of SPD Bank approving the Subscription at a general meeting;

(iii)	the approval of the Subscription by the shareholders of the Company by way of written approval in accordance with the Listing Rules, or (if applicable) at a general meeting of the Company convened for this purpose;

(iv)	all representations and warranties contained in the Share Subscription Agreement being true and accurate in all material respects as at the date of the Share Subscription Agreement and up to and including the date of Completion;

(v)	no laws, regulations, rules, orders or notices have been announced, promulgated or implemented by the government and relevant regulatory authorities which prohibit the transactions contemplated under the Share Subscription Agreement;

(vi)	the A Shares of SPD Bank remaining listed on the Shanghai Stock Exchange;

(vii)	there having been no material adverse change in the assets and liabilities, business, financial positions or operation results of SPD Bank since the date of the Share Subscription Agreement, and there being no events or circumstances which will reasonably be expected to give rise to any such material adverse change; and

(viii)	the two representatives from Guangdong Mobile having become non-independent directors of SPD Bank in accordance with laws unless Guangdong Mobile is of the opinion that arrangements have been put in place such that the board seats have been guaranteed and committed.

If any of the above conditions have not been fulfilled or waived (to the extent permissible under laws) by the parties on or before December 31, 2010 (or such other date as agreed in writing by the parties), the Share Subscription Agreement will lapse and thereafter neither party shall have any obligations and liabilities towards each other save for any antecedent breaches of the terms thereof.

COMPLETION

Completion shall take place on the seventh business day after the above conditions precedent have been fulfilled or waived, or on such earlier date after the fulfillment or the waiver of the conditions precedent as the parties to the Share Subscription Agreement may agree.

RANKING OF SUBSCRIPTION SHARES

The Subscription Shares, when issued, will rank equally in all respects among themselves and with the A Shares of SPD Bank in issue on the date of issue of the Subscription Shares.

LOCK-UP PERIOD

The Subscription Shares are subject to a lock-up period of 36 months commencing from the date of issue of the Subscription Shares, during which period Guangdong Mobile shall not transfer any of the Subscription Shares, although transfer to its affiliates permissible under applicable laws is not prohibited.

STRATEGIC COOPERATION

The parties shall use their best endeavors to enter into a legally binding strategic cooperation agreement within three months following completion of the Subscription in accordance with a Strategic Cooperation Memorandum of Understanding entered into by and among the Company, Guangdong Mobile and SPD Bank on March 10, 2010.

RIGHT TO APPOINT DIRECTOR

For so long as Guangdong Mobile is interested in 20% of the issued share capital of SPD Bank, the board of directors of SPD Bank shall comprise at least two non-independent directors and at least one independent director nominated by Guangdong Mobile. Subject to the permission of the competent government or regulatory authorities, Guangdong Mobile shall be entitled to recommend an additional independent director to the board of directors of SPD Bank.

Subject to the approval of the board of directors of SPD Bank, the Strategic Committee, the Audit Committee and the Nomination Committee of the board of directors of SPD Bank shall comprise at least one non-independent director nominated by Guangdong Mobile provided that such non-independent director shall possess the professional expertise required for the performance of the duties as a member of the board of directors and the relevant board committees as well as satisfy the requirements under applicable laws.

Guangdong Mobile and its affiliates (including China Mobile Limited) will not participate in the day-to-day management and operation of SPD Bank.

MAINTAINING 20% STAKE

In the event that SPD Bank shall issue any new securities at any time after Completion, Guangdong Mobile shall be entitled to subscribe for such number of new securities of SPD Bank on the same terms so as to maintain its 20% shareholding in SPD Bank.

When formulating or deciding on any financing plan or proposal after Completion, SPD Bank shall take into account the right of Guangdong Mobile under the Share Subscription Agreement to maintain its shareholding percentage. Guangdong Mobile would not seek to increase its shareholding in SPD Bank to over 20% unless permissible under applicable laws and with the consent of SPD Bank.

The Share Subscription Agreement also contains customary representations, warranties and covenants for a transaction of this type.

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